                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2004

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8 Li-Hsin Rd. 6,
                              Hsinchu Science Park,
                                     Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                     Form 40-F ________
                      -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes ________                       No    X
                                                  -------

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.



Date: February 25, 2004          By  /s/ Lora Ho
                                    -----------------------------------------
                                     Lora Ho
                                     Vice President & Chief Financial Officer

               Taiwan Semiconductor Manufacturing Company Limited
                          For the month of January 2004

This is to report 1) the trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of January 2004.

1) The trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

-----------------------------------------------------------------------------------------------------------------------------------
                   Title                               Name                 Number of shares      Number of shares      Changes
                                                                            held as December      held as January
                                                                                31, 2003              31, 2004
-----------------------------------------------------------------------------------------------------------------------------------
Director & Deputy CEO                       F. C. Tseng                           34,159,219           34,009,219         -150,000
-----------------------------------------------------------------------------------------------------------------------------------
Director & President                        Rick Tsai                             21,117,456           20,997,456         -120,000
-----------------------------------------------------------------------------------------------------------------------------------
Senior Vice President                       S.Y. Chiang                           10,419,909           10,389,909          -30,000
-----------------------------------------------------------------------------------------------------------------------------------
Senior Vice President                       Kenneth Kin                            2,072,515            1,942,515         -130,000
-----------------------------------------------------------------------------------------------------------------------------------
Vice President                              C. C. Wei                              3,638,721            3,588,721          -50,000
-----------------------------------------------------------------------------------------------------------------------------------
Vice President                              Mark Liu                               8,103,995            8,028,995          -75,000
-----------------------------------------------------------------------------------------------------------------------------------
Vice President                              J. B. Chen                             5,456,881            5,366,881          -90,000
-----------------------------------------------------------------------------------------------------------------------------------
Vice President & General Counsel            Richard Thurston                         854,309              834,309          -20,000
-----------------------------------------------------------------------------------------------------------------------------------
Vice President & CFO                        Lora Ho                                1,798,520            1,788,520          -10,000
-----------------------------------------------------------------------------------------------------------------------------------

2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares: None.

3) The acquisition of assets:


--------------------------------------------------------------------------------
                       Description of assets      Purchase price
--------------------------------------------------------------------------------
Manufacturing Equipment                                         NT$2,498,395,801
--------------------------------------------------------------------------------


4) The disposition of assets: None.